Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC awarded world's largest helicopter services contracts

    VANCOUVER, June 29 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today that it has been awarded two major contracts by Statoil ASA, Norway, for the provision of helicopter services in the Norwegian Sea. The company believes the award represents the largest bundle of helicopter service contracts ever awarded, with a total value of approximately $1.1 billion (all figures in Canadian dollars) over the fixed and option periods as follows:

    <<
    1. A five-year contract for the provision of five Sikorsky S-92 and two
       Eurocopter EC225 aircraft in support of Statoil's offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up
       Eurocopter AS332L2 in Bergen. The operation in Floroe will commence in
       June 2009 and the contract in Bergen in January 2010. The contract includes options for up to four additional years.

    2. A seven-year contract for the provision of two all-weather Search and
       Rescue EC225 aircraft. One helicopter will be based at Statoil's
       Statfjord field in the North Sea, and the other in Bergen as back-up for this service. Commencing in March 2009, the contract includes options for up to four additional years.
    >>

    These new contracts replace existing contracts for two AS332L2 helicopters, one S-92 and one Bell 214ST. The Company estimates these contracts represent an annual incremental revenue increase of approximately
$80 million.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to the exercise by the customer of early termination rights in the contract and other factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (778) 999-0314, (604) 279-2471, communications(at)chc.ca/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:50e 29-JUN-07